UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*


                       Central Sprinkler Corporation
                           (Name of Issuer)


                              Common Stock
                    (Title of Class of Securities)


                           155184 10 4
                            (CUSIP Number)



  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
  Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                             SCHEDULE 13G

  CUSIP No.   155184 10 4

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen J. Meyer   ###-##-####
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                             (b) / /
      N/A
  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
                      5  SOLE VOTING POWER

  NUMBER OF
  SHARES                 222,500(1)
  BENEFICIALLY        6  SHARED VOTING POWER
  OWNED BY
  EACH                   None
  REPORTING           7  SOLE DISPOSITIVE POWER
  PERSON
  WITH                   222,500(1)
                      8  SHARED DISPOSITIVE POWER

                         None
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       222,500(1)
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                           / /


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.7%
  12  TYPE OF REPORTING PERSON*

       IN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!


  (1) The amount shown includes 113,125 shares of Common Stock that may be acquired under options that are currently exercisable and 3,367 shares of Common Stock that have been allocated to Mr. Meyer under the Issuer's Employee Stock Ownership Plan.





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  Item 1.

       (a)  Name of Issuer:     Central Sprinkler Corporation

       (b)  Address of Issuer's Principal Executive Offices:
                      451 North Cannon Avenue
                      Lansdale, Pennsylvania  19446

  Item 2.

       (a)  Name of Person Filing:  Stephen J. Meyer

       (b)  Address of Principal Business Office or, if none,
       Residence:
                      451 North Cannon Avenue
                      Lansdale, Pennsylvania  19446

       (c)  Citizenship: United States

       (d)  Title of Class of Securities: Common Stock

       (e)  CUSIP Number: 155184 10 4

  Item 3.   Not Applicable.

  Item 4.   Ownership

       For information concerning the ownership of Common Stock of the Company by Mr. Meyer, please see Items 5 through 9 and 11 of the cover page to the Schedule 13G and the footnote thereto.

  Item 5.   Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

  Instruction:   Dissolution of a group requires a response to this
                 item.
                 Not Applicable.

  Item 6.   Ownership of More than Five Percent on Behalf of
            Another Person.
                 Not Applicable.

  Item 7.   Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company

            See Exhibit 1 attached hereto for the identification and classification of each of the Reporting Persons.

            Not Applicable.



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  Item 8.   Identification and Classification of Members of the
            Group
            Not Applicable.

  Item 9.   Notice of Dissolution of Group
            Not Applicable.

  Item 10.  Certification
            Not Applicable.
















































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                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     April 15, 1996

                                     /s/Stephen J. Meyer
                                     Stephen J. Meyer














































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